Exhibit (a)(1)(viii)

ENERGY TRANSFER PARTNERS, L.P. ANNOUNCES

APPROXIMATELY 12,360,503 COMMON UNITS OF PENNTEX MIDSTREAM PARTNERS,

LP HAVE BEEN ACCEPTED FOR PURCHASE

ETP Now Owns More than 80% of Outstanding Common Units, Allowing Exercise of Limited Call

Right for Remaining Common Units Not Tendered

DALLAS (June 20, 2017) – Energy Transfer Partners, L.P. (NYSE: ETP) (“ETP”) today announced that as of 5:00 p.m. Eastern Time on June 19, 2017, approximately 12,360,503 common units representing limited partner interests (the “Common Units”) in PennTex Midstream Partners, LP (NASDAQ: PTXP) (“PennTex”), including those Common Units delivered through notices of guaranteed delivery, were validly tendered and accepted for purchase in the tender offer by ETP (the “Offer”). ETP has made payment to American Stock Transfer & Trust Company, LLC, which is acting as the Depositary in connection with the Offer, for the accepted Common Units.

The number of Common Units validly tendered in the offering period satisfies the non-waivable condition that not less than a majority of the PennTex Common Units held by unitholders that are not affiliates of ETP be validly tendered, and satisfies the condition that, following the closing of the Offer, ETP and its affiliates own at least 16,571,405 Common Units, representing greater than 80% of the outstanding PennTex Common Units. Pursuant to Section 15.1 of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), ETP intends to exercise the right, assigned to it by the general partner of PennTex, to purchase all of the remaining Common Units that were not tendered in the Offer and remain outstanding on June 30, 2017 (the “Limited Call Right”). A notice of election to purchase such Common Units, pursuant to Section 15.1(b) of the Partnership Agreement, will be mailed to each unitholder of record who did not tender its Common Units in the Offer, and such holder will receive, for each Common Unit, $20.00 in cash, which represents the price paid by ETP for the Common Units in the Offer.

Upon the exercise of the Limited Call Right, ETP will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. In addition, the Common Units will cease to be listed on the NASDAQ Global Select Market or publicly traded.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. Holders of Common Units are advised to read the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3, as amended, the Offer to Purchase, PennTex’s Solicitation/Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer that have been or will be filed with the SEC because they contain important information. Unitholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from ETP or by written or oral request directed to MacKenzie Partners, Inc., at (800) 322-2885.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership that owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, ETP owns and operates a geographically diverse portfolio of complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ETP’s general partner is owned by Energy Transfer Equity, L.P. (NYSE: ETE). For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

Energy Transfer

Investor Relations:

Helen Ryoo, Lyndsay Hannah, Brent Ratliff, 214-981-0795

or

Media Relations:

Vicki Granado, 214-840-5820